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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                (AMENDMENT NO. __)*


                             OVID TECHNOLOGIES, INC.
                             -----------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   690466 10 7
                                 --------------
                                 (CUSIP Number)


                                PAUL JACOBS, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 29, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
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     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     Page 1



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-----------------------                                        -----------------
CUSIP   No. 690466 10 7               13D                      Page 2 of 5 Pages
-----------------------                                        -----------------


--------------------------------------------------------------------------------
               |     NAMES OF REPORTING PERSONS
      1        |     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               |
               |     Mark L. Nelson
---------------|----------------------------------------------------------------
      2        |     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               |
               |                                                     (a) |_|
               |                                                     (b) |_|
---------------|----------------------------------------------------------------
      3        |     SEC USE ONLY
               |
               |
               |
---------------|----------------------------------------------------------------
      4        |     SOURCE OF FUNDS*
               |
               |     SC
               |
---------------|----------------------------------------------------------------
      5        |     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               |     PURSUANT TO ITEM 2(d) or 2(e)
               |                                                         |_|
               |
---------------|----------------------------------------------------------------
      6        |     CITIZENSHIP OR PLACE OF ORGANIZATION
               |
               |     United States
               |
--------------------------------------------------------------------------------
                   |   7  |    SOLE VOTING POWER
 NUMBER OF         |      |      0
                   |      |
   SHARES          |------|-----------------------------------------------------
                   |   8  | SHARED VOTING POWER
BENEFICIALLY       |      |   4,106,000 shares (which includes options to
                   |      |   purchase 46,000 shares)
  OWNED BY         |------|-----------------------------------------------------
                   |   9  | SOLE DISPOSITIVE POWER
    EACH           |      |    0
                   |      |
 REPORTING         |------|-----------------------------------------------------
                   |  10  | SHARED DISPOSITIVE POWER
   PERSON          |      |    4,106,000 shares (which includes options to
                   |      |    purchase 46,000 shares)
    WITH           |      |
--------------------------------------------------------------------------------
     11        |      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               |      REPORTING PERSON
               |        4,106,000 (which includes options to purchase
               |        46,000 shares)
---------------|----------------------------------------------------------------
     12        |      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               |      CERTAIN SHARES*
               |            |_|
               |
---------------|----------------------------------------------------------------
     13        |      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               |
               |            65.9%
               |
---------------|----------------------------------------------------------------
     14        |      TYPE OF REPORTING PERSON*
               |
               |            IN
               |
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 690466 10 7


ITEM 1. SECURITY AND ISSUER.

        Ovid Technologies, Inc., a Delaware corporation (the "Issuer"), has its principal executive offices at 333 Seventh Avenue, New York, New York 10001.

        The class of equity security to which this statement relates is common stock, par value $.01 ("Common Stock"), of the Issuer.


ITEM 2. IDENTITY AND BACKGROUND.

        (a) NAME Mark L. Nelson (the "Reporting Person")

        (b) RESIDENCE OR BUSINESS ADDRESS Mark L. Nelson, c/o Ovid Technologies, Inc., 333 Seventh Avenue, New York, New York 10001

        (c) PRESENT OCCUPATION President and Chief Executive Officer of the
        Issuer

        (d) and (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) CITIZENSHIP United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        N/A


ITEM 4. PURPOSE OF TRANSACTION.

        This Schedule 13D is being filed to reflect the grant of an option (the "Option") by the Reporting Person to Wolters Kluwer U.S. Corporation, a Delaware corporation ("Wolters Kluwer"), to purchase all shares of Common Stock beneficially owned by the Reporting Person. The Option was granted pursuant to a Stock Option and Tender Agreement, dated September 29, 1998 (the "Option Agreement"), by and among the Reporting Person, Wolters Kluwer, OTI Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Wolters Kluwer ("OTI"), and certain other security holders of the Issuer. The Option Agreement was entered into in connection with and at the same time as the Issuer entered into that certain Agreement and Plan of Merger, dated September 29, 1998 (the "Merger Agreement"), with Wolters Kluwer and OTI. Pursuant to the Option Agreement, the Reporting Person has agreed to tender all his presently outstanding shares of Common Stock (4,060,000 shares) in the cash tender offer (the "Offer") commenced by Wolters Kluwer and OTI, pursuant to the Merger Agreement, on October 5, 1998 to purchase all outstanding shares of Common Stock. It is contemplated that the Offer, if consummated, will be followed by a Merger of OTI into the Issuer (the "Merger"). The Reporting Person has also agreed to vote such shares on certain specified issues as provided in the Option Agreement (see Item 5(b) below). Upon the effective time of the Merger, the options to acquire Common Stock held by the Reporting Person automatically will be converted into the right to receive cash.

        Pursuant to the Merger Agreement, upon the purchase of at least a majority of the outstanding shares of Common Stock by Wolters Kluwer or OTI, Wolters Kluwer will be entitled to designate a certain number of directors to the Issuer's Board of Directors. Following the purchase of shares of Common Stock by

        Wolters Kluwer, the Common Stock may be delisted from and no longer trade on the NASDAQ Stock Market, depending upon whether the Common Stock is able to satisfy various continued listing requirements. In addition, at such time following the Offer as there are fewer than 300 record holders of the Common Stock, it is expected that the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated.

        Other than as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Person beneficially owns 4,106,000 shares of Common Stock (which includes options to purchase 46,000 shares), constituting approximately 65.9% of the outstanding shares of Common Stock.

        (b) Pursuant to the Option Agreement, the Reporting Person has agreed to vote all of his shares of Common Stock (i) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any obligation of the Issuer under the Merger Agreement and (iii) against any action or agreement that would materially impede, interfere with or attempt to discourage the Offer or the Merger. Pursuant to the Option Agreement, the Reporting Person has also agreed to tender all his presently outstanding shares of Common Stock (4,060,000 shares) in the Offer. Except as described in the Option Agreement, the Reporting Person has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of common stock beneficially owned by him.

        (c) Except as described in the Option Agreement, and except for the tender by the Reporting Person of 4,060,000 shares of Common Stock in the Offer, there have been no transactions effected within the last 60 days involving the Reporting Person's shares of Common Stock.

        (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's shares of Common Stock.

        (e) The Reporting Person entered into the Option Agreement on September 29, 1998. Assuming satisfaction of the conditions to the Offer, and subject to certain rights granted to OTI to extend the period of time during which the Offer remains open, upon expiration of the Offer at midnight on November 2, 1998, Wolters Kluwer and OTI are expected to accept for payment and purchase all shares of Common Stock validly tendered, including all shares tendered by the Reporting Person. At such time, the Reporting Person will cease to be the beneficial owner of five percent or more of the outstanding Common Stock of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

        Upon consummation of the Offer, the Issuer's financial advisor will receive fees and expenses of approximately $4.6 million, of which the Reporting Person will pay approximately $300,000. Except for the Option Agreement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT A. Merger Agreement, dated September 29, 1998.

        EXHIBIT B. Stock Option and Tender Agreement, dated September 29, 1998.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    October 9, 1998
                                          --------------------------------------
                                                        (Date)


                                                 /s/ MARK L. NELSON
                                          --------------------------------------
                                                     Mark L. Nelson

                                 EXHIBIT INDEX


Ex. No.                           Description
-------                           -----------

   A.       Merger Agreement, dated September 29, 1998.

   B.       Stock Option and Tender Agreement, dated September 29, 1998.